SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940; and in connection with such notification of registration submits the following information:

Name: First Eagle Global Opportunities Fund

Address of Principal Business Office:

1345 Avenue of the Americas

New York, New York 10105

Telephone Number: (212) 698-3300

Name and address of agent for service of process:

David P. O’Connor

President, Treasurer and Secretary

1345 Avenue of the Americas

New York, New York 10105

With copies to:

David P. Glatz

Stradley Ronon Stevens & Young, LLP

191 North Wacker Dr., Ste. 1601

Chicago, Illinois 60606

Joel D. Corriero

Stradley Ronon Stevens & Young, LLP

2005 Market St., Ste. 2600

Philadelphia, Pennsylvania 19103

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    ☒  YES    ☐  NO

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 3rd day of August, 2021.

FIRST EAGLE GLOBAL OPPORTUNITIES FUND

/s/ David P. O’Connor
By:	David P. O’Connor
Its:	President, Treasurer and Secretary